UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Neo-Concept International Group Holdings Limited

(Name of Issuer)

Ordinary shares, par value $0.0000625 per share

(Title of Class of Securities)

Ordinary Shares: G6421C 104

(CUSIP Number)

Eva Yuk Yin Siu

10/F, Seaview Centre

No.139-141 Hoi Bun Road

Kwun Tong

Kowloon, Hong Kong

(852) 2798-8639

Asset Empire International Limited

Splendid Vibe Limited

Neo-concept (BVI) Limited

Ample Excellence Limited

Coastal Building, Wickham’s Cay II, P. O. Box 2221

Road Town, Tortola, VG1110

British Virgin Islands

(852) 2798-8639

VIAPC 1 Limited
190 Elgin Avenue, George Town

Grand Cayman, KY1-9008

Cayman Islands

(852) 3852 0000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	This statement on Schedule 13D constitutes an initial Schedule 13D filing on behalf of each of Eva Yuk Yin Siu, Asset Empire International Limited, a British Virgin Islands Company (“Asset Empire”), Splendid Vibe Limited, a British Virgin Islands company (“Splendid Vibe”), Neo-concept (BVI) Limited, a British Virgin Islands company (“Neo-concept (BVI)”), Ample Excellence Limited, a British Virgin Islands company (“Ample Excellence”), and VIAPC 1 Limited, a Cayman Islands company (“VIAPC 1”), with respect to the Ordinary Shares (the “Ordinary Shares”), par value of $0.0000625 per share (“Ordinary Shares”), of Neo-Concept International Group Holdings Limited, a Cayman Islands company (the “Issuer”).

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6421C104

1.	Names of Reporting Persons. Eva Yuk Yin Siu
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Chinese (HKSAR)

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 14,526,355 (1)
	8.	Shared Voting Power
	9.	Sole Dispositive Power 14,526,355 (1)
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,526,355
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 71.5%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Ms. Eva Yuk Yin Siu, the chairlady of the Board, Chief Executive Officer, and a Director of the Company, owns the entire issued share capital of Asset Empire International Limited. Asset Empire International Limited, a company incorporated in the BVI with limited liability, holds 87.71% of the issued shares of Splendid Vibe Limited. Splendid Vibe Limited, a company incorporated in the BVI with limited liability, owns the entire issued share capital of Ample Excellence Limited and Neo-Concept (BVI) Limited.

(2)	Percentage is calculated based on 20,320,000 ordinary shares issued and outstanding as of April 1, 2024, calculated by adding (i) the 18,000,000 Ordinary Shares outstanding as of November 1, 2023, as reported by the Company in its Registration Statement on Form F-1, filed on November 1, 2023, (ii) the 2,320,000 Ordinary Shares the Company sold in its initial public offering as disclosed in the Company’s Current Report on Form 6-K filed on April 26, 2024.

1.	Names of Reporting Persons. Asset Empire International Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 14,526,355 (1)
	8.	Shared Voting Power
	9.	Sole Dispositive Power 14,526,355 (1)
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,526,355
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 71.5%(2)
14.	Type of Reporting Person (See Instructions) CO

(1)	Ms. Eva Yuk Yin Siu, the chairlady of the Board, Chief Executive Officer, and a Director of the Company, owns the entire issued share capital of Asset Empire International Limited. Asset Empire International Limited, a company incorporated in the BVI with limited liability, holds 87.71% of the issued shares of Splendid Vibe Limited. Splendid Vibe Limited, a company incorporated in the BVI with limited liability, owns the entire issued share capital of Ample Excellence Limited and Neo-Concept (BVI) Limited.

(2)	Percentage is calculated based on 20,320,000 ordinary shares issued and outstanding as of April 1, 2024, calculated by adding (i) the 18,000,000 Ordinary Shares outstanding as of November 1, 2023, as reported by the Company in its Registration Statement on Form F-1, filed on November 1, 2023, (ii) the 2,320,000 Ordinary Shares the Company sold in its initial public offering as disclosed in the Company’s Current Report on Form 6-K filed on April 26, 2024.

1.	Names of Reporting Persons. Splendid Vibe Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 16,561,800(1)
	8.	Shared Voting Power
	9.	Sole Dispositive Power 16,561,800 (1)
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,561,800
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 81.5%(3)
14.	Type of Reporting Person (See Instructions) CO

(1)	Ms. Eva Yuk Yin Siu, the chairlady of the Board, Chief Executive Officer, and a Director of the Company, owns the entire issued share capital of Asset Empire International Limited. Asset Empire International Limited, a company incorporated in the BVI with limited liability, holds 87.71% of the issued shares of Splendid Vibe Limited. Splendid Vibe Limited, a company incorporated in the BVI with limited liability, owns the entire issued share capital of Ample Excellence Limited and Neo-Concept (BVI) Limited.

(3)	Percentage is calculated based on 20,320,000 ordinary shares issued and outstanding as of April 1, 2024, calculated by adding (i) the 18,000,000 Ordinary Shares outstanding as of November 1, 2023, as reported by the Company in its Registration Statement on Form F-1, filed on November 1, 2023, (ii) the 2,320,000 Ordinary Shares the Company sold in its initial public offering as disclosed in the Company’s Current Report on Form 6-K filed on April 26, 2024.

1.	Names of Reporting Persons. Neo-concept (BVI) Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 14,761,800 (1)
	8.	Shared Voting Power
	9.	Sole Dispositive Power 14,761,800 (1)
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,761,800
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 72.6.0%(2)
14.	Type of Reporting Person (See Instructions) CO

(1)	Neo-Concept (BVI) Limited, a company incorporated in the BVI with limited liability, 72.6% of the issued Shares of the Company

(2)	Percentage is calculated based on 20,320,000 ordinary shares issued and outstanding as of April 1, 2024, calculated by adding (i) the 18,000,000 Ordinary Shares outstanding as of November 1, 2023, as reported by the Company in its Registration Statement on Form F-1, filed on November 1, 2023, (ii) the 2,320,000 Ordinary Shares the Company sold in its initial public offering as disclosed in the Company’s Current Report on Form 6-K filed on April 26, 2024.

1.	Names of Reporting Persons. Ample Excellence Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,800,000(1)
	8.	Shared Voting Power
	9.	Sole Dispositive Power 1,800,000 (1)
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,800,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.9%(2)
14.	Type of Reporting Person (See Instructions) CO

(1)	Ample Excellence Limited, a company incorporated in the BVI with limited liability, owns 8.9% of the issued Shares of the Company.

(2)	Percentage is calculated based on 20,320,000 ordinary shares issued and outstanding as of April 1, 2024, calculated by adding (i) the 18,000,000 Ordinary Shares outstanding as of November 1, 2023, as reported by the Company in its Registration Statement on Form F-1, filed on November 1, 2023, (ii) the 2,320,000 Ordinary Shares the Company sold in its initial public offering as disclosed in the Company’s Current Report on Form 6-K filed on April 26, 2024.

1.	Names of Reporting Persons. VIAPC 1 Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,642,930 (1)
	8.	Shared Voting Power
	9.	Sole Dispositive Power 1,642,930 (1)
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,642,930
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.1%(2)
14.	Type of Reporting Person (See Instructions) CO

(1)	VIAPC 1 Limited, a company incorporated in the Cayman Islands with limited liability, beneficially owns 8.1% of the issued Shares of the Company, through its ownership of 130 preference shares of Splendid Vibe Limited, a company incorporated in the BVI with limited liability, which owns the entire issued share capital of Ample Excellence Limited and Neo-Concept (BVI) Limited.

(2)	Percentage is calculated based on 20,320,000 ordinary shares issued and outstanding as of April 1, 2024, calculated by adding (i) the 18,000,000 Ordinary Shares outstanding as of November 1, 2023, as reported by the Company in its Registration Statement on Form F-1, filed on November 1, 2023, (ii) the 2,320,000 Ordinary Shares the Company sold in its initial public offering as disclosed in the Company’s Current Report on Form 6-K filed on April 26, 2024.

Item 1. Security and Issuer.

This statement of beneficial ownership on Schedule 13D (this “Statement”) relates to the ordinary shares (the “Ordinary Shares”) of Neo-Concept International Group Holdings Limited. (the “Issuer”). The principal executive offices of the Issuer are located at 10/F, Seaview Centre, No.139-141 Hoi Bun Road, Kwun Tong, Kowloon, Hong Kong. The Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “NCI.”

Item 2. Identity and Background.

Eva Yuk Yin Siu, Asset Empire, Splendid Vibe Neo-concept (BVI), Ample Excellence and VIAPC 1, are collectively referred to herein as “Reporting Persons,” and each, a “Reporting Person.” This Schedule 13D is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act. The agreement among the Reporting Persons relating to the joint filing is attached hereto as Exhibit 99.1. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

Ms. Eva Yuk Yin Siu, the chairlady of the Board, Chief Executive Officer, and a Director of the Company, owns the entire issued share capital of Asset Empire International Limited. Asset Empire International Limited, a company incorporated in the BVI with limited liability, holds 87.71% of the issued shares of Splendid Vibe Limited. Splendid Vibe Limited, a company incorporated in the BVI with limited liability, owns the entire issued share capital of Ample Excellence Limited and Neo-Concept (BVI) Limited.

Neo-Concept (BVI) Limited, a company incorporated in the BVI with limited liability, 72.6% of the issued Shares of the Company.

Ample Excellence Limited, a company incorporated in the BVI with limited liability, owns 8.9% of the issued Shares of the Company.

The business address of Ms. Eva Yuk Yin Siu, is 10/F, Seaview Centre, No.139-141 Hoi Bun Road, Kwun Tong, Kowloon, Hong Kong. The registered office address of Asset Empire, Splendid Vibe, Neo-concept (BVI) Limited and Ample Excellence is listed is Coastal Building, Wickham’s Cay II, P. O. Box 2221, Road Town, Tortola, VG1110, British Virgin Islands. VIAPC 1 Limited’s registered office address is at 190 Elgin Avenue, George Town, Grand Cayman, KY1-9008, Cayman Islands.

During the last five years, none of the Reporting Persons nor, to the best knowledge of the applicable Reporting Persons, any of their respective directors or executive officers, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Ms. Eva Yuk Yin Siu, the chairlady of the Board, Chief Executive Officer, and a Director of the Company, owns the entire issued share capital of Asset Empire International Limited. Asset Empire International Limited, a company incorporated in the BVI with limited liability, holds 87.71% of the issued shares of Splendid Vibe Limited. Splendid Vibe Limited, a company incorporated in the BVI with limited liability, owns the entire issued share capital of Ample Excellence Limited and Neo-Concept (BVI) Limited.

VIAPC 1 Limited, a company incorporated in the Cayman Islands with limited liability, beneficially owns 1,642,930 of the issued Shares of the Company, through its ownership of 130 preference shares   of Splendid Vibe Limited, a company incorporated in the BVI with limited liability, which owns the entire issued share capital of Ample Excellence Limited and Neo-Concept (BVI) Limited.

Neo-Concept (BVI), a company incorporated in the BVI with limited liability, was allotted 1,000,000 Ordinary Shares on October 29, 2021 for $nil consideration. On February 16, 2022, the Issuer allotted an additional 10,250,000 Ordinary Shares for a consideration of US$1,025.00 to Neo-Concept (BVI). Subsequently, on March 8, 2022, Neo-Concept (BVI) transferred 561,375 Ordinary Shares and 337,500 Ordinary Shares to Au Lai Ming and Chan Kim Sun, respectively, for a consideration of HK$4,990,000.00 and HK$3,000,000, respectively. On March 8, 2022, Neo-Concept (BVI) transferred 1,125,00 shares to Ample Excellence for $nil consideration, and subsequently held 9,226,125 Ordinary Shares of the Issuer. On July 14, 2023, following a share subdivision by the Issuer, Neo-Concept (BVI) held 14,761,800 Ordinary Shares of the Issuer.

Ample Excellence, a company incorporated in the BVI with limited liability, received 1,125,000 Ordinary Shares of the Issuer from Neo-Concept (BVI) for $Nil consideration on March 8, 2022. On July 14, 2023, following a share subdivision by the Issuer, Ample Excellence held 1,800,000 Ordinary Shares of the Issuer.

Item 4. Purpose of Transaction.

The Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Person, at any time, and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management of the Issuer or the Board of Directors with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer, or other persons.

Item 5. Interest in Securities of the Issuer.

(a) - (b)	The responses of the Reporting Persons with respect to Rows 11 and 13 on the cover pages of this Statement that relate to the aggregate number and percentage of Ordinary Shares (including, but not limited to, footnotes to such information) are incorporated herein by reference.

The responses of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Statement that relate to the number of Ordinary Shares as to which the Reporting Persons referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including, but not limited to, footnotes to such information) are incorporated herein by reference.

(c)	Except as set forth in this Statement, the Reporting Persons have not, to the best of their knowledge, engaged in any transaction with respect to the Issuer’s Ordinary Shares during the sixty days prior to the date of filing this Statement.

(d)	Except as described in Item 3, no person other than the Reporting Persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer’s Ordinary Shares beneficially owned by the Reporting Person as reported in this Statement.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Lock-Up Agreement

In connection with the initial public offering of the Issuer, on April 22, 2024, the Reporting Persons respectively entered into lock-up agreements, (together, the “Lock-up Agreements”), pursuant to which the Reporting Persons each agreed that, with respect to their respective shareholding of the Company, in aggregate 13,871,570 Ordinary Shares, not to transfer any of such shares for a period of six months after the date of the final prospectus.

References to and descriptions of the Lock-up Agreements herein are qualified in their entirety by reference to the Form of Lock-up Agreement filed as Exhibit 2 to this Statement and incorporated herein by reference.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between such Reporting Person and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
1	Joint Filing Agreement Dated May 7, 2024
2	Form of Lock-up Agreement dated April 22, 2024

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 7, 2024
Neo-Concept International Group Holdings Limited

	By:	/s/ Eva Yuk Yin Siu
	Name:	Eva Yuk Yin Siu
	Title:	Chief Executive Officer, Chairlady of the Board and Director